UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

E-Z-EM, INC.

(Name of Issuer)

Common stock, $.01 par value per share

(Title of Class of Securities)

269305405

(CUSIP Number)

Linda B. Stern
23 I.U. Willets Road
Old Westbury, New York 11568
(516) 997-0468

Copy to:

Robert B. Pincus, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Rodney Square, P.O. Box 636 Wilmington, Delaware 19899-0636 (302) 651-3000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 30, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

NOTE:       Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Estate of Howard S. Stern (EIN: 26-6028365)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York State
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,350,198
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,350,198
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,350,198
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14		TYPE OF REPORTING PERSON OO

SCHEDULE13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Linda B. Stern
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,305
	8	SHARED VOTING POWER 1,850,198
	9	SOLE DISPOSITIVE POWER 36,305
	10	SHARED DISPOSITIVE POWER 1,850,198
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,850,198
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%
14		TYPE OF REPORTING PERSON IN

This Amendment No. 3 to Schedule 13D ("Amendment No. 3") amends the Schedule 13D (the "Initial Statement") filed by Linda B. Stern ("Linda Stern" or "Mrs. Stern") and the Estate of Howard S. Stern (the "H. Stern Estate" and, with Linda Stern, the "Reporting Persons") on January 23, 2006, as amended by Amendment No. 1 thereto filed on May 23, 2006 ("Amendment No. 1") and Amendment No. 2 thereto filed on October 3, 2007 ("Amendment No. 2" and, collectively with the Initial Statement, Amendment No. 1 and this Amendment No. 3, the "Statement") relating to the beneficial ownership of shares of common stock, par value $0.10 per share (the "E-Z-EM Common Stock"), of E-Z-EM, Inc., a Delaware corporation (“E-Z-EM”). Unless otherwise indicated, all capitalized terms used herein shall have the meanings set forth in the Statement and, unless amended hereby, all information previously filed remains in effect.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On October 30, 2007, E-Z-EM, Bracco Diagnostics, Inc. ("Bracco") and Eagle Acquisition Sub, Inc. ("Merger Sub"), a wholly-owned subsidiary of Bracco, entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Merger Sub will be merged with and into E-Z-EM (the "Merger"), with E-Z-EM surviving the Merger as a direct, wholly owned subsidiary of Bracco.  At the effective time of the Merger each issued and outstanding share of E-Z-EM Common Stock (other than shares owned by the Company or Bracco or as to which the holder has properly exercised its right to appraisal under Delaware law) will be converted into the right to receive $21.00 in cash, without interest.  The Merger is subject to the satisfaction or, to the extent permitted by applicable law, waiver of the conditions set forth in the Merger Agreement, including adoption of the Merger Agreement by E-Z-EM's stockholders, certain antitrust and regulatory filings and approvals and the absence of certain material adverse changes in the business of E-Z-EM.  E-Z-EM will seek stockholder approval at a special meeting of its stockholders called for the purpose of voting on the Merger Agreement (the "Stockholder Meeting").

As a condition and inducement to Bracco's entering into the Merger Agreement, the Reporting Persons and certain other stockholders of E-Z-EM entered into a Voting Agreement, dated as of October 30, 2007 (the "Voting Agreement"), with E-Z-EM and Bracco pursuant to which the Reporting Persons have agreed to vote all of the shares of E-Z-EM Common Stock beneficially owned by them as of the date hereof or acquired by them after the date hereof:

•	in favor of the adoption of the Merger Agreement and the approval of the Merger, and any other actions required to complete the Merger;

•	in favor of any other matter reasonably necessary to the consummation of the transactions contemplated by the Merger Agreement and considered and voted upon by the stockholders of E-Z-EM;

•
against any action, agreement or transaction (other than the Merger Agreement or the transactions contemplated thereby) or proposal (including any competing proposal to acquire E-Z-EM) that the Reporting Persons would reasonably expect to result in a breach in any material respect of any covenant, representation or warranty or any other obligation of E-Z-EM under the Merger Agreement; and

•
against any competing proposal to acquire E-Z-EM or any action that is intended, or that would reasonably be expected, to prevent or materially delay or interfere with the Merger and the other transactions contemplated by the Merger Agreement.

Each of the Reporting Persons has granted Bracco an irrevocable proxy to vote such Reporting Person's shares as provided above during the term of the Voting Agreement.  Each of the Reporting Persons also has agreed not to sell or otherwise transfer any of the shares of E-Z-EM Common Stock beneficially owned by such Reporting Person while the Voting Agreement remains in effect.

The Voting Agreement terminates upon the earliest to occur of:

•	the approval of the Merger Agreement by E-Z-EM's stockholders at the Stockholder Meeting,

•
 the effectiveness of any amendment to the Merger Agreement that reduces the Merger consideration or changes the form of the consideration (unless the cash consideration provided for remains the same and the amendment only provides for additional consideration of a different form),

•	the effective time of the Merger,

•
the termination of the Merger Agreement in accordance with its terms, including under circumstances where E-Z-EM has terminated the Merger Agreement to accept a superior proposal to acquire the Company,

•	the written agreement of the parties to terminate the Voting Agreement, and

•	April 30, 2008, unless the termination date of the Merger Agreement is extended to July 31, 2008, in which case, July 31, 2008.

Pursuant to the Voting Agreement, E-Z-EM has agreed to indemnify the Reporting Persons and the other stockholders who are parties to the Voting Agreement against losses, claims and liabilities incurred by them that arise out of their execution, delivery or performance of the Voting Agreement.  E-Z-EM has also agreed to reimburse the expenses of the Reporting Person and the other stockholders who are parties to the Voting Agreement incurred in connection with the Voting Agreement.

Except as set forth in this Item 4, the Reporting Persons have no plans or proposals that relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

The preceding summary of certain provisions of the Merger Agreement and the Voting Agreement, copies of which are filed as exhibits hereto and incorporated herein by reference, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by inserting the following at the end thereof:

As described in Item 4, pursuant to the Voting Agreement, the Reporting Persons have agreed to cause all of the shares of E-Z-EM Common Stock beneficially owned by them to be voted at the Stockholder Meeting in favor of the adoption of the Merger Agreement and against certain competing transactions.  The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference herein.

Item 7.  Material to Be Filed as Exhibits

Exhibit Number	Description of Exhibit
1
Agreement and Plan of Merger, dated as of October 30, 2007, by and among E-Z-EM, Inc., Bracco Diagnostics, Inc. and Eagle Acquisition Sub, Inc. (Filed as Exhibit 2.1 to E-Z-EM's Current Report on Form 8-K, filed on October 30, 2007 and incorporated herein by reference).

2
Voting Agreement, dated as of October 30, 2007, by and among E-Z-EM, Inc., Bracco Diagnostics, Inc., the Reporting Persons and the other stockholders of E-Z-EM, Inc. named therein (Filed as Exhibit 99.2 to E-Z-EM's Current Report on Form 8-K, filed on October 30, 2007 and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2007

THE ESTATE OF HOWARD S. STERN

/s/ Linda B. Stern
Linda B. Stern Executor

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2007

/s/ Linda B. Stern
Linda B. Stern